UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

LitFunding Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

536782 10 5

(CUSIP Number)

Gary Rasmussen, General Partner
Rochester Capital Partners, LP.
3155 E. Patrick Lane, Suite 1
Las Vegas, NV 89120
(702) 898-8388

With a Copy to:

Dennis H. Johnston, Esq.
6375 S. Pecos Road, Suite 217
Las Vegas, NV 89120
(702) 898-8388

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rochester Capital Partners, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) WC, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	(7)	SOLE VOTING POWER 30,365,300 *
BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER 30,365,300 *
WITH	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,365,300 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6% **
(14)	TYPE OF REPORTING PERSON (See Instructions) PN
* Does not include 136,000 shares of common stock owned directly by Mr. Rasmussen, the General Partner of Rochester Capital Partners, or 750,000 shares of Series B preferred stock, which the partnership disclaims any beneficial interest.
** The calculation of the foregoing percentage is based on 78,738,902 shares of Issuer's common stock outstanding, after giving effect to the issuance of shares acquired by the Reporting Persons. The Issuer's most recent registration statement on Form SB-2, amended March 1, 2007, shows a total of 30,738,902 shares of common stock issued and outstanding.

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary Rasmussen
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) PF, OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	(7)	SOLE VOTING POWER 30,501,300 *
BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER
EACH REPORTING PERSON	(9)	SOLE DISPOSITIVE POWER 30,501,300 *
WITH	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,501,300 *
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7% **
(14)	TYPE OF REPORTING PERSON (See Instructions) IN
* Includes 30,365,300 shares of common stock owned by Rochester Capital Partners, of which Mr. Rasmussen is the General Partner and exercises dispositive and voting control over, and does not include 750,000 shares of Series B Preferred stock owned directly by Mr. Rasmussen. The Series B Preferred Stock may be converted into a like number of common shares upon the spin-off of the Issuer’s subsidiary, Global Universal Film Group, Inc.
** The calculation of the foregoing percentage is based on 78,738,902 shares of Issuer's common stock outstanding, after giving effect to the issuance of shares acquired by the Reporting Persons. The Issuer's most recent registration statement on Form SB-2, amended March 1, 2007, shows a total of 30,738,902 shares of common stock issued and outstanding.

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value per share, of LitFunding Corp., a Nevada corporation (the "Issuer” or “LitFunding"). The principal executive offices of LitFunding are located at 6375 S. Pecos Rd., Suite 217, Las Vegas, NV 89120.

Item 2.  Identity and Background.

(a)  This Statement is being filed by Rochester Capital Partners, L.P., a Nevada limited partnership (the “Partnership”), and Gary Rasmussen, its General Partner (each a "Reporting Person" and collectively, the "Reporting Persons").

(b)  The address for each of the Reporting Persons is:

Rochester Capital Partners - 3155 E. Patrick Lane, Suite 1, Las Vegas, NV 89120.
Gary Rasmussen - 11684 Ventura Blvd., #545, Studio City, CA 91604.

(c)  Rochester Capital Partners is engaged in providing consulting services and making investments in micro cap companies. Mr. Rasmussen is a business consultant and provides consulting services to the Partnership. He is also the General Partner. The Partnership has provided consulting services to LitFunding for the past two years and continues to provide consulting services to LitFunding.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

    (f)   Mr. Rasmussen is a citizen of the United States of America. The Partnership is a Nevada limited partnership.

    (g)

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the terms of a Letter Agreement, dated March 5, 2007 (the “Letter Agreement”), wherein LitFunding issued 40 million shares of common stock to Rochester Capital Partners in exchange for $250,000, payable by a promissory note due and payable in full within sixty days. The Partnership advanced immediate funds of $15,000 to be used as working capital. In addition to the $250,000, the Partnership agreed to provide additional funding to the Issuer of up to $180,000, for which it may acquire up to an additional 5 million shares of the Issuer’s stock.

At closing, the Partnership immediately assigned its interest in 21 million shares to Lehars Handels Ges., M.b.H. (“Lehars”), for consideration of $300,000 to be received within 30 days, and a residual interest after a period of to years to re-acquire between 1.4 and 14 million shares, depending on the price of the shares in the future. The remaining 19 million shares were issued to the Partnership, and received on March 9, 2007. Further, in accordance with the terms of the Letter Agreement, the Partnership acquired an additional 11 million shares of common stock directly from Morton Reed, the Issuer’s Chief Executive Officer, in exchange for consideration of $65,000. Thus, the Partnership has acquired a net total of 30 million shares of the Issuer’s common stock.

Item 4.  Purpose of the Transaction.

On March 5, 2007, LitFunding, Morton Reed and Rochester Capital Partners, LP, a Nevada Limited Partnership, of which Mr. Rasmussen is the General Partner, entered into a Letter Agreement. All references to said Letter Agreement herein are qualified in their entirety by reference to the actual Letter Agreement, a copy of which was filed as Exhibit 10.1 to a Form 8-K filed by LitFunding on March 7, 2007.

Prior to the Letter Agreement, the Reporting Persons acquired shares of the Issuer in connection with consulting agreements. The shares of Common Stock acquired pursuant to the Letter Agreement were acquired for investment purposes and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons intend to review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, including, but not limited to, the spin-off of Global Universal Film Group whereby the shareholders of the Issuer will receive a stock dividend; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Except as set forth above or in other Items of this Statement, the Reporting Persons do not have any specific plans or proposals which relate to, or which would result in, or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own an aggregate of 30,501,300 shares of LitFunding common stock, constituting approximately 38.7% of the Issuer’s total outstanding shares of common stock. Upon the Issuer’s effecting a spin-off of its subsidiary, Global Universal Film Group, Mr. Rasmussen would be entitled to convert 750,000 shares of Series B Preferred Stock into a like number of shares of common stock. In such an event, the Reporting Persons would beneficially own an aggregate of 31,251,300 shares of common stock, constituting approximately 39.3% of the Issuer’s total outstanding shares of common stock. The Series B Preferred Stock is non-voting.

The aggregate percentage of shares beneficially owned by the Reporting Persons is based upon 78,738,902 shares of common stock outstanding as of March 19, 2007, after giving effect to the issuance of 40 million shares of common stock originally acquired by the Reporting Persons, plus an additional 8 million shares of common stock recently issued to Morton Reed, the Issuer’s Chief Executive Officer, in exchange for the extinguishment of $350,000 in accrued salary. The figure of 78,738,902 shares of common stock currently outstanding was derived by adding the 48 million shares recently issued (as described above) to the sum of 30,738,902 shares of common stock issued and outstanding, as reported in the Issuer's most recent registration statement on Form SB-2, amended on March 1, 2007.

(b)  Rochester Capital Partners and Mr. Rasmussen share power to vote and direct the disposition of all of the shares held by the Partnership. As of March 19, 2007, the Partnership beneficially owned directly 30,365,300 shares, or 38.6% of the total issued and outstanding shares of common stock as of that date.

Mr. Rasmussen directly owns 136,000 shares of common stock and 750,000 shares of the Issuer’s Series B Preferred Stock, which is convertible into a like number of common shares upon the spin-off of Global Universal Film Group, a wholly-owned subsidiary of LitFunding. Thus, as of March 19, 2007, Mr. Rasmussen has the power to vote and direct the disposition of a total of 30,501,300 shares, or 38.7% of the total issued and outstanding shares of common stock as of that date.

(c)  On February 6, 2007, Rochester Capital Partners sold 25,000 shares of LitFunding Common Stock at a price of $.071, in an open market transaction. Except for the foregoing transaction, and the acquisition of shares pursuant to the Letter Agreement, described herein, there have been no other transactions in LitFunding stock during the past 60 days.

(d)  Gary Rasmussen has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of Rochester Capital Partners, LP. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Letter Agreement entered into between LitFunding, Morton Reed and Rochester Capital Partners, and the consulting arrangement the Partnership has with LitFunding, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer. Notwithstanding the foregoing, the Partnership is currently negotiating the terms of a voting agreement with Lehars, which has not been finalized as of the date of this Statement.

Item 7.  Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Rochester Capital Partners, LP.

	By:	Gary A. Rasmussen Revocable Living Trust
U/A/D 10-30-1992, General Partner

Date: March 21, 2007	By:	/s/ Gary A. Rasmussen
Name: Gary Rasmussen, Trustee